[Nexia Letterhead]

February 12, 2009

Securities and Exchange Commission
Attn:  Erin E. Martin                                                                                     Via EDGAR and to Fax 202-772-9209
Mail Stop 4561
100 F Street, N. E.
Washington, D.C. 20549

RE:       Nexia Holdings, Inc.
Request for Withdrawal of Registration Statement on Form SB-2
Filed June 26, 2007
SEC Filing Number:  333-130849

Dear Ms. Martin:

On June 26, 2007, Nexia Holdings, Inc. (the “Company”) filed a Registration Statement on Form SB-2, identified as Amendment No. 4 (File No. 333-130849) (the “Registration Statement”) under the Securities Act of 1933, as amended (the Securities Act”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement, including all exhibits thereto, effective as of the date hereof or at the earliest practicable date hereafter.  The Company is seeking to withdraw the Registration Statement due to the passage of time since it was originally filed and the time, expense, and effort that would be required to amend and file a revised Registration Statement at this point in time would not be in the Company’s best interest.

The Company requests the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is in the best interests of the Company’s stockholders at this time and consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  The Company, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

I would appreciate a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  I you have any questions regarding this request, please contact me at (801) 575-8073 ext. 106.

Sincerely,

/s/ Richard Surber
Richard Surber, President & CEO